SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Quaker 401(k) Plan For Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.*

700 Anderson Hill Road

Purchase, New York 10577

* The Quaker Oats Company and PepsiCo, Inc. merged on August 2, 2001. Prior to the merger, the issuer of the securities held by the above-referenced plan was The Quaker Oats Company.

THE QUAKER 401(K) PLAN FOR HOURLY EMPLOYEES FORM 11-K

Audited Financial Statements:
Independent Auditors’ Report
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Signatures
Exhibit Index
Exhibit 23.1
Exhibit 99.1

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

TOGETHER WITH INDEPENDENT AUDITOR’S REPORT

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

AS OF DECEMBER 31, 2002 AND 2001

PAGE
INDEPENDENT AUDITOR’S REPORT	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6-16

Note: Supplemental schedules are either inapplicable for the twelve months ended December 31, 2002, or are not required because they are filed as part of The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participated during the aforementioned period.

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Hourly Employees (Plan), as of December 31, 2002 and 2001, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ WASHINGTON, PITTMAN & MCKEEVER, LLC
WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 19, 2003

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

(dollars in thousands)

	December 31, 2002	December 31, 2001
ASSETS
Investments, at fair value—Plan interest in Master Trust	$156,673	$180,691

NET ASSETS AVAILABLE FOR BENEFITS	$156,673	$180,691

See accompanying notes to financial statements.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

(dollars in thousands)

ADDITIONS TO NET ASSETS
Investment income:
Dividends	$2,156
Interest	135
Interest on participant loans	589
Net depreciation in the fair value of assets	(21,733)

Total investment loss	(18,853)

Contributions:
Participant	9,094
Employer	2,234
Rollovers	187

Total contributions	11,515

Total additions	(7,338)

DEDUCTIONS FROM NET ASSETS
Distributions to participants	15,132
Dividends to participants	1,523
Administrative expenses	25

Total deductions	16,680

Decrease in net assets	(24,018)
Net assets available for benefits, beginning of period	180,691

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$156,673

See accompanying notes to financial statements.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

The following brief description of The Quaker 401(k) Plan for Hourly Employees (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (Quaker or Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan’s Administration Committee. The Plan’s trustee is responsible for the management and control of the Plan’s assets and has certain discretionary authority and control over such assets. The Plan’s Administration Committee appointed Fidelity Management Trust Company (FMTC) as the trustee and Fidelity Institutional Retirement Services Company as the record-keeper for the Plan.

On August 2, 2001, Quaker became a wholly-owned subsidiary of PepsiCo, Inc. (PepsiCo). At the effective time of the merger, each issued and outstanding share of Quaker common stock was converted into the right to receive 2.3 shares of PepsiCo common stock. Shares of Quaker preferred stock were exchanged for shares of PepsiCo preferred stock with the same rights as the Quaker preferred stock had immediately prior to the merger. On August 3, 2001, the Board of Directors of PepsiCo, Inc. resolved to assume sponsorship of the Plan and the PepsiCo Administration Committee became the administrator of the Plan.

Plan Expenses

The Company pays certain administrative expenses for record-keeping services. Participants’ account balances are reduced for investment management fees and other direct expenses.

Eligibility

Under the current terms of the Plan, designated hourly employees of the Company are eligible to participate in the Plan on their first day of service.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Investment Funds

As of December 31, 2002 and 2001, participants may invest in one or more of the following 14 investment funds:

Fidelity Retirement Money Market Portfolio

This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share and to provide current income, but there is no guarantee it will do so.

PIMCO Total Return Fund – Administrative Class

This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

Fidelity U.S. Equity Index Commingled Pool

This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor’s 500 Index (S&P 500). The fund seeks to approximate the composition and total return of the S&P 500.

ICAP Diversified Fund

This fund primarily invests in large-capitalization stocks. The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.

Fidelity Low-Priced Stock Fund

This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Fidelity Diversified International Fund

This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms in their countries. This fund seeks long-term capital growth.

PepsiCo Common Stock Fund (formerly the Quaker Stock Fund)

This fund pools a participant’s money with that of other participants to buy shares of PepsiCo common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of PepsiCo.

The PepsiCo Common Stock Fund is an employee stock ownership plan and, as such, participants are paid quarterly cash dividends from the PepsiCo Common Stock Fund and, when paid, PepsiCo is eligible for a corresponding tax deduction.

Fidelity Asset Manager: Income

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

Fidelity Asset Manager

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Fidelity Asset Manager: Growth

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

Fidelity BrokerageLink

BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participant’s Plan account. Through this account, participants have access to a wide range of additional investments, including publicly traded stocks and bonds as well as mutual funds.

Fidelity Blue Chip Growth Fund

This fund primarily invests in common stocks of well-known companies and primarily invests at least 65% of the fund’s total assets in well-known and established (Blue Chip) companies that the fund manager believes have above-average growth potential. This fund seeks to increase the investment value over the long term through capital growth.

MAS Mid Cap Growth Fund (Institutional Class)

This fund invests primarily in common stocks of small- to mid-sized companies that are growing rapidly and are expected to continue to grow and perform well. This fund seeks to increase the investment over the long term through price appreciation.

Spartan Extended Market Index Fund

This fund primarily invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index (Wilshire 4500). This fund seeks to provide investment results that correspond to the total returns of stocks of mid- to small-cap U.S. companies.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Effective February 1, 2001, the Neuberger & Berman Partners Trust Fund and the Morgan Stanley Institutional Fund, Inc. – Global Equity Portfolio Class B Fund were no longer available as investment options of the Plan. All balances and future contributions in these two investment options, as of January 31, 2001, were transferred to other existing funds of the Plan which shared similar investment objectives. The assets of the Neuberger & Berman Partners Trust Fund were transferred to the ICAP Diversified Fund and the assets of the Morgan Stanley Institutional Fund, Inc. – Global Equity Portfolio Class B Fund were transferred to the Fidelity Diversified International Fund.

Contributions

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. A participant’s contributions of up to 4 percent of his/her eligible earnings are matched with a 50 percent company contribution. The Plan also provides for discretionary cash contributions by the Company.

Participants direct the investment of their contributions to one or more of the 14 investment options and may change their investment elections daily. In addition, participants may transfer or exchange their investment amounts between funds on a daily basis.

Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or the participant’s beneficiary.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Each participant account is also charged with an allocation of investment management fees and other direct expenses. Allocations are performed daily and are based on participant earnings or account balances in each fund.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company’s contributions as well as the actual earnings thereon.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Distributions

Participants may elect in writing to receive a distribution of all or a portion of their accounts if they are at least age 59-1/2 or if they are totally and permanently disabled, as determined by the Company with the advice of a medical doctor. The participant’s account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the higher education of the participant or the participant’s family or alleviating existing financial hardship.

If a participant’s employment with the Company is terminated, the Plan may distribute the participant’s account balance to the participant or the participant’s beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70-1/2. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution, with the balance in installments; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant’s life expectancy when distributions begin, as determined by the Internal Revenue Service regulations.

If the distribution is made through installment payments, the participant’s remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant’s account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which termination occurs.

All dividends received with respect to PepsiCo stock held on the record date in a participant’s employee stock ownership accounts, currently referred to as the PepsiCo Common Stock Fund, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 – THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment from (to) the Participant Loan Fund. Loan terms range from one year to five years for personal loans and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent, as determined by the Plan’s administrator. Interest rates during the year ended December 31, 2002, ranged from 5.25 percent to 5.75 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

Plan Termination

While the Company has not expressed intent to terminate the Plan, the Plan may be terminated at any time by action of PepsiCo’s Board of Directors. In the event of the Plan’s termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefits Payable

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, distributions are recorded in the period such amounts are authorized to be paid to participants.

Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2002 and 2001, there were no such differences.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

The fair value of the Plan’s interest in the Quaker Master Trust (Master Trust) is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 1). Quoted market prices are used to value investments in the Master Trust.

The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, on January 1, 2001.

The Plan’s utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan’s financial statements is not material.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates and assumptions.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in funds which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 4 – FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. PepsiCo filed for a new determination letter on February 28, 2002. As of the date of this report, the IRS had not approved the request.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments available in the Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. Also, the Master Trust holds investment in shares of PepsiCo’s stock in the PepsiCo Common Stock Fund and Employee Stock Ownership Funds. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

NOTE 6 – PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Salaried Employees (Salaried Plan) were combined in the Quaker Master Trust in order to realize certain administrative efficiencies. Investment income, investment management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan’s interest in the investment funds. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund. The Plan’s interest in the Quaker Master Trust at December 31, 2001 was 100%.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 6 – PARTICIPATION IN A MASTER TRUST (continued)

Effective January 1, 2002, the Salaried Plan was merged with and into the PepsiCo 401(k) Plan for Salaried Employees (PepsiCo Plan). Pursuant to this merger, $1,106,483,881 representing the net assets of the Salaried Plan in the Quaker Master Trust at December 31, 2001, was merged with the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust), also held by FMTC. Of this amount, $974,709,432 was transferred as of December 31, 2001 and the remaining $131,774,449 was transferred on January 4, 2002. At the time of the transfer, the account balances of certain funds offered by the Plan were converted into new funds with similar investment objectives.

Additionally, subsequent to December 31, 2001, the net assets of the Hourly Plan in the Quaker Master Trust were transferred to the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust at December 31, 2002 was approximately 7%.

The following table presents the fair value of investments of the PepsiCo Master Trust and Quaker Master Trust as of December 31, 2002 and 2001, respectively:

	(Dollars in thousands)
	2002	2001
Assets:
Investments, at fair value:
Cash and cash equivalents	$38,231	$57,354
Commingled trust funds	491,941	—
Mutual funds	428,973	37,389
Common stock	1,123,402	78,102
Corporate debt obligation	599	—
Government debt obligation	70	—
Loans to participants	58,634	7,846

	$2,141,850	$180,691

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

NOTE 6 – PARTICIPATION IN A MASTER TRUST (CONTINUED)

A summary of the PepsiCo Master Trust income for the year ended December 31, 2002 was as follows:

(Dollars in thousands)
Investment income:
Net depreciation in fair value of investments:
Commingled trust funds	$(34,638)
Mutual funds	(79,429)
Common stock	(190,490)

$(304,557)
Interest and dividends	23,700

Net investment loss	$(280,857)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE QUAKER 401(K) PLAN FOR HOURLY EMPLOYEES

Date: June 27, 2003	By:	/s/ MARIA S. RENNA	/s/ DAWN WERLE
	Name:	Maria S. Renna	Dawn Werle

Title: Members of the PepsiCo Administration Committee, the Plan Administrator of the Quaker 401(k) Plan for Hourly Employees

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2002

Index to Exhibits

EXHIBIT NUMBER
23.1	Consent of Independent Public Accountants

99.1	Certification of Maria S. Renna and Dawn Werle, members of the PepsiCo Administration Committee pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).